Exhibit 99.3

ENTRÉE GOLD INC.
NOTICE OF ANNUAL GENERAL MEETING
June 18, 2012

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Monday, June 18, 2012 at Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, BC Canada, at the hour of 2:30 pm (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2011 and the auditor’s report thereon;

2.	To determine the number of directors at eight;

3.	To elect directors for the ensuing year; and

4.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.

Accompanying this Notice is an Information Circular and a form of proxy (the “Proxy”).  The enclosed Proxy is solicited by management of the Company.

Registered shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

DATED at Vancouver, British Columbia, this 14th day of May, 2012.

BY ORDER OF THE BOARD “Gregory G. Crowe” Gregory G. Crowe President and Chief Executive Officer

The securityholder materials are being sent to both registered and non-registered shareholders.  If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions.  Please return your voting instructions as specified in the voting instruction form.

Information Circular

for the

Annual General Meeting

of

ENTRÉE GOLD INC.

to be held on

monday, june 18, 2012

INFORMATION CIRCULAR

ENTRÉE GOLD INC.
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada  V6E 3Z3
Website:  http://www.entreegold.com

(all information as at May 14, 2012 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Entrée Gold Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Monday, June 18, 2012 at the time and place and for the purposes set forth in the accompanying notice of meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

MAILING OF INFORMATION CIRCULAR

This Information Circular is being mailed together with a notice of meeting, request card and proxy or voting instruction form (collectively, the “Meeting Materials”), in accordance with applicable laws, except to those shareholders who requested the information to be delivered by electronic mail.  If you are a shareholder and you wish to receive the Company’s annual financial statements and/or interim financial statements and the accompanying management’s discussion and analysis thereon, please complete and return the request card included in the Meeting Materials.

VOTING OPTIONS

If you are a registered shareholder, you may vote in person at the Meeting, by proxy, or by facsimile, telephone or internet.  Please follow the instructions provided on the form of proxy.

Most shareholders of the Company are beneficial shareholders (“Non-Registered Holders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is a Non-Registered Holder in respect of shares which are held on behalf of the person: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, RDSPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the Company (objecting beneficial owners or “OBOs”) and those who do not object to the Company knowing who they are (non-objecting beneficial owners, or “NOBOs”).

The Company takes advantage of certain provisions of National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), which permit the Company to directly deliver the Meeting Materials to the Company’s NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive the Meeting Materials, including a scannable voting instruction form (“VIF”), from our agent, Broadridge Financial Solutions, Inc. (“Broadridge”).  These VIFs are to be completed and returned to Broadridge in accordance with the instructions on the VIF.  Broadridge is required to follow the voting instructions properly received from NOBOs.

Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to our transfer agent, Computershare Investor Services Inc. (“Computershare”), with respect to the common shares represented by the VIFs that they receive.

NOBOs should carefully follow the instructions on the enclosed VIF, including those regarding when and where to complete the VIF that is to be returned to our agent, Broadridge.  NOBOs can send their voting instructions by phone or by mail or through the internet.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials, the OBO has waived the right to receive them.  Very often, Intermediaries use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by the OBO and returned to the Intermediary or service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the common shares of the Company that they beneficially own.

OBOs should sign and date the voting instruction form that your Intermediary sends to you, and follow the instructions for returning the form.  Your Intermediary is responsible for properly executing your voting instructions.

VOTING IN PERSON

If you are a registered shareholder and you plan to attend the Meeting and vote in person, you DO NOT need to complete and return the form of proxy.  Your vote will be taken and counted at the Meeting.  A representative of Computershare will register you when you arrive at the Meeting.

If you are a NOBO and you plan to attend the Meeting, follow the instructions on the VIF provided by Broadridge.  A NOBO must request a form of legal proxy that will grant the NOBO the right to attend the Meeting and vote in person.  When you arrive at the Meeting, ensure that you register with the Computershare representative.

OBOs wishing to vote at the Meeting in person must follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary, and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  When you arrive at the Meeting, ensure that you register with the Computershare representative.

VOTING BY PROXY

If you are a registered shareholder and you do not wish to attend in person at the Meeting, you can appoint someone to attend and vote your shares as your proxy holder.

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.  A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE REGISTERED SHAREHOLDER AND ON THE REGISTERED SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair’s sole discretion.  If you have sent in your Proxy, you MAY NOT vote in person at the Meeting unless you have properly revoked your Proxy.

Complete the Proxy to appoint your proxy holder.  The named persons on the Proxy will vote on your behalf at the Meeting.  If you appoint a proxy holder other than the named persons, that proxy holder must attend and vote at the

Meeting for your vote to be counted.

A Proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing.  If you are the representative of a registered shareholder that is a corporation or association, the Proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the Proxy is executed by an attorney for an individual registered shareholder or by an officer or attorney of a registered shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

All common shares represented at the Meeting by properly executed Proxies will be voted (including on any ballot) or withheld from voting in accordance with your instructions as a registered shareholder.  On the Proxy you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you.  If you, as a registered shareholder, specify a choice on the Proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the Proxy you deposit.

If you appoint the officers or directors set out in the Proxy (the management designees) and do not specify how you want your shares voted, your shares will be voted FOR all of the matters set out in the accompanying notice of meeting.

The enclosed Proxy, when properly signed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, then the management designees if named as your proxy holders intend to vote in accordance with the judgement of management.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing signed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing.  If you are a representative of a registered shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective, the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, 2900-550 Burrard Street, Vancouver, BC, V6C 0A3, Attention:  Iain Mant, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or, as to any matter in respect of which a vote has not already been cast pursuant to such Proxy, with the chair of the Meeting on the day of the Meeting, or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their Proxy in accordance with the revocation procedures set out above.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 128,377,243 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on May 14, 2012 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares		Percentage of Issued Shares
Ivanhoe Mines Ltd.	13,799,333		10.7%
Rio Tinto Exploration Canada Inc.	16,566,796	(1)	12.9	%(1)

(1)
On January 24, 2012, Rio Tinto plc announced that it had indirectly purchased sufficient shares of Ivanhoe Mines Ltd. to increase its ownership interest in Ivanhoe Mines Ltd. to 51%.  At that time, Rio Tinto plc was deemed to have acquired indirect beneficial ownership over the common shares of the Company held by Ivanhoe Mines Ltd.  When combined with the common shares of the Company held by Rio Tinto Exploration Canada Inc., Rio Tinto plc beneficially owns 30,366,129 or approximately 23.7% of the Company’s issued and outstanding shares.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at eight for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”).

The following are the nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.  Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.  The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  Unless otherwise stated, all information is as at May 14, 2012.

James Harris
British Columbia, Canada
Age: 60
Lawyer
Director since: January 29, 2003

Director Status:
Independent
(Non-Executive Chairman)

Areas of Expertise:
Board
Securities Law
Corporate Restructuring
Corporate Governance
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors
Corporate Governance and Nomination Committee (Chair)

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 7 out of 7 meetings

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Principal Occupation, Business or Employment:
Corporate, securities and business lawyer.
Other Public Company Board Memberships:
Citation Resources Inc.
Common Shares Beneficially Owned, Controlled or Directed:		373,062
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 31, 2007	May 31, 2012	50,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	135,000	C$1.55
February 12, 2009	February 12, 2014	200,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60
November 22, 2010	November 22, 2015	135,000	C$2.86

(1)	James Harris was also awarded options on January 6, 2012 to purchase 100,000 common shares at a price of C$1.25 per share for five years.

Rt. Hon. Lord Howard of Lympne
London, UK
Age 70
Director since: May 16, 2007

Director Status:
Independent
(Non-Executive Deputy Chairman)

Areas of Expertise:
Chairman/Board
Government Liaison
Corporate Strategy

Board/Committee Memberships:
Board of Directors
Corporate Governance and Nomination Committee
Compensation Committee (Chair)
Audit Committee

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 11 out of 12 meetings

Lord Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

Lord Howard is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer. He was created a Companion of Honour in the Queen’s Birthday Honours List, 2011.

Principal Occupation, Business or Employment:
Corporate director.
Other Public Company Board Memberships:
Orca Exploration Group (June 2010 to present)
Common Shares Beneficially Owned, Controlled or Directed:		128,800
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 16, 2007	May 16, 2012	500,000	C$2.06
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	135,000	C$1.55
February 12, 2009	February 12, 2014	100,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60
November 22, 2010	November 22, 2015	125,000	C$2.86

(1)	Lord Howard was also awarded options on January 6, 2012 to purchase 100,000 common shares at a price of C$1.25 per share for five years.

Mark Bailey
Washington, USA
Age: 63
Director since: June 28, 2002

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Technical Committee
Audit Committee
Compensation Committee

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 12 out of 15 meetings

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Since 1995, Mr. Bailey was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares were listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders operated the multi-million ounce Dolores gold and silver mine in Mexico.  On March 30, 2012, Minefinders was acquired by Pan American Silver Corp. pursuant to a plan of arrangement.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

Principal Occupation, Business or Employment:
Consulting Geologist.
Other Public Company Board Memberships:
Northern Lion Gold Corp. (April 2003 to present) Dynasty Metals & Mining Inc. (September 2003 to present)
Common Shares Beneficially Owned, Controlled or Directed:		292,922
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 31, 2007	May 31, 2012	40,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	115,000	C$1.55
February 12, 2009	February 12, 2014	200,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60
November 22, 2010	November 22, 2015	125,000	C$2.86

(1)	Mark Bailey was also awarded options on January 6, 2012 to purchase 100,000 common shares at a price of C$1.25 per share for five years.

Lindsay Bottomer
British Columbia, Canada
Age: 63
Vice-President, Business Development
Director since: June 28, 2002

Director Status:
Not Independent
(Management)

Areas of Expertise:
Board
Mining Industry
Managing/Leading Growth

Board/Committee Memberships:
Board of Directors
Technical Committee

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 9 out of 9 meetings

Mr. Bottomer has been a director of the Company since June 28, 2002.  He was appointed Vice President, Corporate Development of the Company on May 16, 2007 and subsequently became Vice-President, Business Development on January 1, 2010.

Mr. Bottomer is a professional geologist with more than 38 years experience in global mineral exploration and development with major and junior mining companies, the last 23 years based in Vancouver, BC.

He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also a director of several other TSX-V and CSNX listed companies in the resource sector.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

Principal Occupation, Business or Employment:
Vice-President, Business Development of the Company.
Other Public Company Board Memberships:
Yale Resources Ltd. (December 2005 to present)
Alita Resources Ltd. (July 2009 to present)
Stratabound Minerals Corp. (September 2010 to present)
Driven Capital Corp. (July 2011 to present)
Newton Gold Corp. (October 2011 to present)
Far Resources Ltd. (November 2011 to present)

Common Shares Beneficially Owned, Controlled or Directed:		554,985
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 31, 2007	May 31, 2012	50,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	115,000	C$1.55
February 12, 2009	February 12, 2014	135,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60
November 22, 2010	November 22, 2015	135,000	C$2.86

(1)	Lindsay Bottomer was also awarded options on January 6, 2012 to purchase 125,000 common shares at a price of C$1.25 per share for five years.

Gregory Crowe
British Columbia, Canada
Age: 58
President & CEO
Director since: July 3, 2002

Director Status:
Not Independent
(Management)

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth

Board/Committee Memberships:
Board of Directors
Technical Committee

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 9 out of 9 meetings

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Principal Occupation, Business or Employment:
President and Chief Executive Officer of the Company.
Other Public Company Board Memberships:
None.
Common Shares Beneficially Owned, Controlled or Directed:		1,413,320
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 31, 2007	May 31, 2012	100,000	C$2.30
April 3, 2008	April 3, 2013	150,000	C$2.00
September 17, 2008	September 17, 2013	135,000	C$1.55
February 12, 2009	February 12, 2014	200,000	C$1.32
December 22, 2009	December 22, 2014	175,000	C$2.60
November 22, 2010	November 22, 2015	150,000	C$2.86

(1)	Greg Crowe was also awarded options on January 6, 2012 to purchase 150,000 common shares at a price of C$1.25 per share for five years.

Peter Meredith
British Columbia, Canada
Age: 68
Director since: November 24, 2004

Director Status:
Independent

Areas of Expertise:
CFO/Board
Finance
Mining Industry
Managing/Leading Growth
Corporate Relations
Public Capital Markets

Board/Committee Memberships:
Board of Directors
Audit Committee (Chair)

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 9 out of 11 meetings

Mr. Meredith has been a director of the Company since November 24, 2004.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Until recently, Mr. Meredith was Ivanhoe Mines' Deputy Chairman, overseeing the company's business development and corporate relations.  Mr. Meredith joined the Ivanhoe group of companies in 1996 and was Chief Financial Officer of Ivanhoe Mines prior to his appointment as Deputy Chairman.  He is Chairman of SouthGobi Resources Ltd.

Prior to joining Ivanhoe Mines, Mr. Meredith, a Chartered Accountant, was a partner and director of Deloitte & Touche.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment:
Chairman, SouthGobi Resources Ltd.
Other Public Company Board Memberships:
Ivanhoe Mines Ltd. (March 2005 to present) Ivanhoe Energy Inc. (December 2007 to present) SouthGobi Resources Ltd. (August 2003 to present) Great Canadian Gaming Corp. (June 2000 to present)
Common Shares Beneficially Owned, Controlled or Directed:		67,877
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
May 31, 2007	May 31, 2012	40,000	C$2.30
April 3, 2008	April 3, 2013	125,000	C$2.00
September 17, 2008	September 17, 2013	115,000	C$1.55
February 12, 2009	February 12, 2014	100,000	C$1.32
December 22, 2009	December 22, 2014	150,000	C$2.60
November 22, 2010	November 22, 2015	125,000	C$2.86

(1)	Peter Meredith was also awarded options on January 6, 2012 to purchase 100,000 common shares at a price of C$1.25 per share for five years.

Alan Edwards
Colorado, USA
Age: 54
Director since: March 8, 2011

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Compensation Committee
Corporate Governance and Nominating Committee
Technical Committee (Chair)

Board/Committee Meeting Attendance (since January 1, 2011):
Attended 10 out of 10 meetings

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company.  He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011; as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009; and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Principal Occupation, Business or Employment:
President, AE Consulting.
Other Public Company Board Memberships:
Copper One Inc. (December 2009 to present)
AQM Copper Inc. (September 2011 to present)
Oracle Mining Corp. (October 2011 to present)
U.S. Silver Corporation (May 2011 to present)
AuRico Gold Inc. (May 2012 to present)

Common Shares Beneficially Owned, Controlled or Directed:		20,000
Options Held at the End of the Most Recently Completed Financial Year(1):
Date Granted	Expiry Date	Number of Options	Exercise Price
March 8, 2011	March 8, 2016	100,000	C$2.94

(1)	Alan Edwards was also awarded options on January 6, 2012 to purchase 100,000 common shares at a price of C$1.25 per share for five years.

Gorden Glenn Ontario, Canada Age: 47 Director since: N/A Director Status: Nominee Areas of Expertise: Mining Industry Public Capital Markets Managing/Leading Growth CEO/Board
Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  Between December 2011 and April 2012 he served as chief executive officer and a director of AMR Mineral Metal Inc.  Between August 2010 and December 2011, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.  Prior to that, Mr. Glenn was the Vice President & Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen’s University in Kingston, Ontario, he started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets where he worked as a mining analyst prior to joining TD Securities in 2005.

Principal Occupation, Business or Employment:
Independent Consultant.
Other Public Company Board Memberships:
Auriga Gold Corp. (May 2012 to present)
	Common Shares Beneficially Owned, Controlled or Directed:	Nil
	Options Held at the End of the Most Recently Completed Financial Year:	Nil

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a chief executive officer (“CEO”);

2.	a chief financial officer (“CFO”);

3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2011, the end of the most recently completed financial year of the Company, the Company had six NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the board of directors (the “Board”) meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings, current market and industry circumstances and the Company’s ability to raise capital.

In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management’s recommendations with respect to compensation, the extent to which corporate goals have been achieved, the Company’s overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to management in prior years.  General corporate goals for 2011 set by management and approved by the Board related to increasing shareholder value through the strategic acquisition of additional ground in order to consolidate the Company’s Ann Mason Project in Nevada; advancing exploration work on the Company’s Ann Mason Project in Nevada and Shivee West property in Mongolia; raising capital; and finding purchasers for certain non-material assets in order to stream-line the Company’s operations.  Specific corporate targets were not defined.

The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance during the current financial year and a grant of long-term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and market performance of the Company’s common shares.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of the Company’s compensation strategy.

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company.  Generally, the Compensation Committee determines what each NEO’s recommended base salary for the upcoming year will be based on the overall performance of the Company, general market performance and economic outlook, the performance of the NEO, the NEO’s experience level and particular responsibilities and a review of base salaries paid to executive officers of comparable companies.

The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “Exchange”).  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The mineral exploration and development business is extremely competitive, and the Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.  In October 2010, the Compensation Committee retained Mercer (Canada) Limited (“Mercer”) to prepare an Executive Compensation Review to assist the Compensation Committee with its comparison of CEO compensation relative to other companies of similar size and value.  The criteria that were used by Mercer to develop the peer group included exploration and development stage mining companies; companies of similar market capitalization; companies with a similar commodity focus; and companies with activity in international locations.

In late 2011, the Compensation Committee received a proposal from management with respect to NEO compensation for 2012.  Management provided updated data from the peer group that Mercer developed (excluding companies that had subsequently been acquired) (the “Comparator Companies”):

Nevada Copper Corp.	Platinum Group Metals Ltd.
B2Gold Corp.	Exeter Resources Corporation
MAG Silver Corp.	East Asia Minerals Corp.
Banro Corp.	Copper Mountain Mining Corp.
Andina Minerals Inc.	Cline Mining Corp.
Quaterra Resources Inc.	Almaden Minerals Ltd.

Management’s compensation proposal took note of the increased instability and general decline in the markets,

which were not showing any signs of recovery.

The Compensation Committee evaluated the performance of the NEOs, taking into account the factors described above.  The Compensation Committee determined that management had generally achieved the corporate goals set for 2011.  In particular, additional key ground was acquired or staked in order to consolidate the Company’s Ann Mason Project in Nevada; a significant amount of drilling was completed on the Ann Mason deposit with the result that the Company was able to meet its target of releasing an upgraded and expanded resource estimate in the first quarter of 2012; a new gold target was outlined on the Company’s Shivee West property in Mongolia; the Company completed a marketed offering of shares; and the Company successfully sold certain non-material assets in order to stream-line its operations.  Notwithstanding the achievement of the foregoing goals, the Company’s share price declined in 2011, largely as a result of the Eurozone crisis and economic uncertainty in China.

Having regard to the general objectives of the Company’s compensation strategy, the Compensation Committee determined to accept management’s proposal for compensation.  Management and the Compensation Committee felt that it would be prudent for the Company to preserve its capital in light of uncertain economic circumstances, despite the fact that management had generally achieved its corporate goals for 2011, and despite the fact that salary increases and bonuses were generally awarded to the executives of Comparator Companies.  Accordingly, the Compensation Committee recommended to the Board that NEO salaries be maintained at 2011 levels, and that no discretionary cash bonuses be awarded.  The only exceptions were small salary increases and bonuses made to Bruce Colwill, the Company’s CFO, and Susan McLeod, the Company’s Vice President, Legal Affairs and Corporate Secretary, to bring their compensation into line with other executive compensation levels.  However, incentive stock options were awarded as a means of rewarding NEO performance without depleting the Company’s treasury.

The following table sets forth the recommendations of the Compensation Committee, which were subsequently approved by the Board:

Name and Principal Position(1)	Base Salary 2011 (Cdn$)	Base Salary 2012 (Cdn$)	Bonus (Cdn$)	Incentive Stock Options Awarded(4)
Gregory Crowe(2) President & CEO	$325,000	$325,000	$0	150,000
Bruce Colwill CFO(3)	$230,000	$245,000	$10,000	125,000
Mona Forster Executive Vice President	$243,750	$243,750	$0	125,000
Robert Cann Vice President, Exploration	$243,750	$243,750	$0	125,000
Susan McLeod Vice President, Legal Affairs & Corporate Secretary	$237,500	$245,000	$10,000	125,000

(1)	Mr. Malkin ceased to be an employee of the Company effective December 31, 2010, and ceased to be CFO of the Company effective January 31, 2011.

(2)
Mr. Crowe is also a director of the Company.   Mr. Crowe did not receive any compensation from the Company for acting as a director, and no portion of the compensation disclosed above was or will be received by Mr. Crowe as compensation for acting as a director.

(3)	Mr. Colwill was appointed CFO effective February 1, 2011.

(4)	All options were awarded on January 6, 2012 for five years at a price of $1.25.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices.

As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is “at risk” and only realized through the performance of the Company over both the short-term and long-term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:

•	balanced design, between fixed and variable pay and between short-term and long-term incentives;

•	consistent program design among all executive officers and within the Company as a whole; and

•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Compensation Committee also had regard to the fact that the CEO retains significant personal shareholdings in the Company and therefore has a direct personal interest in the maximization of shareholder value.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of Lord Howard (chair), Mark Bailey and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and under Section 803A of the NYSE Amex Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies.  For a description of each committee member’s experience, see “Election of Directors” above.

The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.  The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent.  The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year.  The CEO may not be present during the Compensation Committee’s voting or deliberations.

Responsibilities of the Compensation Committee include:

•
Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation.  In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;

•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;

•	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;

•
Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and

•
Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.

The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company’s corporate governance and long-term sustainability, as well as its compensation plans.  In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay.  In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence.  One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan.

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  No compensation consultant or advisor has been retained since the Company’s most recently completed financial year.

The following table shows the aggregate fees billed to the Company by each consultant or advisor, or any of its affiliates, in each of the last two years.

	2011 (US$)	2010 (US$)
Executive Compensation-Related Fees(1)	$0	$19,344
All Other Fees(2)	$0	$18,200
Total:	$0	$37,544

(1)
Aggregate fees billed by Mercer for services related to determining compensation for the Company’s executive officers (see “Compensation Discussion and Analysis” above with respect to the October 2010 Executive Compensation Review) and non-executive directors.(see “Director Compensation – Directors’ Fees” below with respect to the October 2010 Board of Directors Compensation Review).

(2)	Aggregate fees billed by Mercer for services related to conducting research, reviewing the Company’s human resources policies and other human resources matters.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for C$100 invested in common shares of the Company beginning on December 31, 2006 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Gold Inc. (“ETG”)
Comparison of Five Year Total Common Shareholders’ Return
(as at December 31st of each year)

	Dec 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011
ETG	$100.00	$140.56	$59.36	$142.80	$194.32	$70.00
S&P/TSX COMPOSITE INDEX	$100.00	$107.16	$69.63	$91.00	$104.14	$92.61

The trend in overall compensation for the Company’s executive officers over the five years has not tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite index, to the extent that in 2008, the Company’s share price fell as a result of the global recession and credit crisis, and in 2011 the Company’s share price fell as a result of the Eurozone crisis.  Since management performance did not correlate with share price during that time, management compensation was not reduced.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary (US$)(7)	Share-based awards (US$)	Option-based awards (1) (US$)(7)	Non-equity incentive plan compensation (US$)(2) (7)		Pension value (US$)(2)	All other compensation (US$)(6) (7)	Total compensation (US$)(7)
					Annual incentive plans	Long-term incentive plans
Gregory Crowe, President and CEO(3)	2011	$319,567	Nil	Nil	Nil	Nil	Nil	Nil	$319,567
	2010	$276,493	Nil	$278,004	$82,948	Nil	Nil	Nil	$637,445
	2009	$195,847	Nil	$412,428	$57,328	Nil	Nil	$38,790	$704,393
Hamish Malkin, CFO(5)	2011	Nil	Nil	Nil	Nil	Nil	Nil	$5,428	$5,428
	2010	$162,880	Nil	Nil	$48,864	Nil	Nil	$18,543	$230,287
	2009	$150,499	Nil	$281,981	$28,664	Nil	Nil	Nil	$461,144
Bruce Colwill, CFO(4)	2011	$207,309	Nil	$556,001	$9,833	Nil	Nil	$4,916	$778,059
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
Mona Forster, Executive Vice President	2011	$239,676	Nil	Nil	Nil	Nil	Nil	Nil	$239,676
	2010	$188,518	Nil	$203,869	$67,866	Nil	Nil	Nil	$460,254
	2009	$157,653	Nil	$299,635	$38,219	Nil	Nil	$23,887	$519,394
Robert Cann, Vice President, Exploration	2011	$239,676	Nil	Nil	Nil	Nil	Nil	$13,827	$253,503
	2010	$226,222	Nil	$203,869	$67,866	Nil	Nil	$15,430	$513,388
	2009	$173,915	Nil	$299,635	$38,219	Nil	Nil	$35,105	$546,874
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2011	$233,530	Nil	Nil	$9,833	Nil	Nil	Nil	$243,363
	2010	$64,096(8)	Nil	$459,997(8)	Nil	Nil	Nil	Nil	$524,093
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0

(1)
 The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and US public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)
The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)
Mr. Crowe is also a director of the Company.  Mr. Crowe does not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Crowe as compensation for acting as a director.

(4)
Mr. Colwill was appointed CFO and became an employee of the company effective February 1, 2011.  Compensation paid prior to that date for consulting services is provided as Other Compensation.  On January 4, 2011 (the date that Mr. Colwill commenced providing consulting services to the Company), Mr. Colwill was granted options to purchase 200,000 shares at an exercise price of C$3.47.  100,000 options vested on February 1, 2011 (his first day of employment), 50,000 options vested on June 4, 2011 and 50,000 options vested on January 4, 2012.  On July 15, 2011, Mr. Colwill was granted an additional 100,000 options at an exercise price of C$2.23.  25,000 options vested on October 15, 2011, 25,000 options vested on January 15, 2012, 25,000 options vested on April 15, 2012 and 25,000 options will vest on July 15, 2012.

(5)
Mr. Malkin ceased to be an employee of the Company effective December 31, 2010, and ceased to be CFO of the Company effective February 1, 2011.  Compensation received in 2011 for consulting services is provided as Other Compensation.  In 2010 and 2009, Mr. Malkin worked 90% of full-time and his salary was pro rated accordingly.

(6)	Other Compensation includes amounts paid out for vacation time earned, but not taken.

(7)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2011 compensation to US$ is 1.0170 (2010 – 0.9946; 2009 – 1.0466).

(8)
Ms. McLeod was appointed Vice President, Legal Affairs on September 22, 2010 and Corporate Secretary on November 22, 2010.  She worked 80% of full-time in 2010 and her salary was pro rated accordingly.  Upon the commencement of her employment, Ms. McLeod was granted options to purchase 300,000 shares at an exercise price of C$2.34.  150,000 options vested on the grant date, 75,000 options vested on March 22, 2011 and 75,000 options vested on September 22, 2011.

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Gregory G. Crowe	22-Nov-10	22-Nov-15	$2.86	150,000	Cdn $1.02/US$1
	12-Feb-09	12-Feb-14	$1.32	200,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	175,000	Cdn $1.06/US$1
Hamish Malkin	12-Feb-09	12-Feb-14	$1.32	125.000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
Bruce Colwill	15-Jul-11	15-Jul-16	$2.23	100,000	Cdn $0.95/US$1
	04-Jan-11	04-Jan-16	$3.47	200,000	Cdn $1.00/US$1
Mona Forster	22-Nov-10	22-Nov-15	$2.86	110,000	Cdn $1.02/US$1
	12-Feb-09	12-Feb-14	$1.32	150,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
Robert Cann	22-Nov-10	22-Nov-15	$2.86	110,000	Cdn $1.02/US$1
	12-Feb-09	12-Feb-14	$1.32	150,000	Cdn $1.25/US$1
	22-Dec-09	22-Dec-14	$2.60	125,000	Cdn $1.06/US$1
Susan McLeod	22-Sep-10	22-Sep-15	$2.34	300,000	Cdn $1.03/US$1

The Company employs Mr. Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The agreement was for an initial term of two years, and is subject to automatic renewal for additional one year periods, unless notice is provided by the Company six months in advance of the end of the term.  Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign.  The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately.  Mr. Crowe will be entitled to the same lump sum amount in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See “Termination and Change of Control Benefits” below.

The Company employs Mr. Bruce Colwill as its CFO under an employment agreement dated December 20, 2010, as amended.  Mr. Colwill is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the “Severance Amount”).  Mr. Colwill is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

The Company employs Ms. Mona Forster as Executive Vice President and Mr. Robert Cann as Vice President, Exploration under employment agreements dated November 1, 2007, as amended.  The terms of employment for Ms. Forster and Mr. Cann are the same as those described for Mr. Colwill above.  See “Termination and Change of Control Benefits” below.

The Company employs Ms. Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended.  Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign.  The Company may terminate her employment without cause by providing her with the 18-month Severance Amount.  Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See “Termination and Change of Control Benefits” below.

Until February 1, 2011, the Company employed Mr. Hamish Malkin as CFO under an employment agreement dated July 1, 2008.  Mr. Malkin was required to provide the Company with one month’s prior notice in the event he wished to resign.  The Company could terminate his employment without cause by providing him with a lump sum amount equal to 12 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 12-month period.  Mr. Malkin was also entitled to the 12 month severance payment in the event he resigned for good reason within the one year period following a change of control.  Mr. Malkin resigned from his position and no severance was paid to him by the Company.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory Crowe	100,000	$2.30	May 31, 2012	$0	Nil	Nil
	150,000	$2.00	April 3, 2013	$0	Nil	Nil
	135,000	$1.55	September 17, 2013	$0	Nil	Nil
	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	175,000	$2.60	December 22, 2014	$0	Nil	Nil
	150,000	$2.86	November 22, 2015	$0	Nil	Nil
Hamish Malkin	30,000	$2.30	March 31, 2012	$0	Nil	Nil
	50,000	$2.00	March 31, 2012	$0	Nil	Nil
	50,000	$2.02	March 31, 2012	$0	Nil	Nil
	60,000	$1.55	March 31, 2012	$0	Nil	Nil
	125,000	$1.32	March 31, 2012	$0	Nil	Nil
	125,000	$2.60	March 31, 2012	$0	Nil	Nil

Bruce Colwill	100,000	$2.23	July 15, 2016	$0	Nil	Nil
	200,000	$3.47	January 4, 2016	$0	Nil	Nil
Mona Forster	30,000	$2.30	May 31, 2012	$0	Nil	Nil
	100,000	$2.00	April 3, 2013	$0	Nil	Nil
	80,000	$1.55	September 17, 2013	$0	Nil	Nil
	125,000	$1.32	February 12, 2014	$0	Nil	Nil
	125,000	$2.60	December 22, 2014	$0	Nil	Nil
	110,000	$2.86	November 22, 2015	$0	Nil	Nil
Robert Cann	35,000	$2.30	May 31, 2012	$0	Nil	Nil
	100,000	$2.00	April 3, 2013	$0	Nil	Nil
	80,000	$1.55	September 17, 2013	$0	Nil	Nil
	150,000	$1.32	February 12, 2014	$0	Nil	Nil
	125,000	$2.60	December 22, 2014	$0	Nil	Nil
	110,000	$2.86	November 22, 2015	$0	Nil	Nil
Susan McLeod	300,000	$2.34	September 22, 2015	$0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gregory G. Crowe	Nil(2)	Nil	$0
Hamish Malkin	Nil(2)	Nil	$0
Bruce Colwill	$0(3)	Nil	$9,833
Mona Forster	Nil(2)	Nil	$0
Robert Cann	Nil(2)	Nil	$0
Susan McLeod	$33,923(4)	Nil	$9,833

(1)
Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date).  The exchange rate used to convert value vested to US$ is 1.0170.

(2)	No options vested during the financial year ended December 31, 2011.

(3)
150,000 options with an exercise price of C$3.47 and 25,000 options with an exercise price of C$2.23 vested during the year.  On the dates that the options vested, the market price of the Company’s common shares was less than the exercise price of the options.

(4)
75,000 options with an exercise price of C$2.34 vested on March 22, 2011.  The market price of the Company’s common shares on March 22, 2011 was C$2.80.  An additional 75,000 options with an exercise price of C$2.34 vested on September 22, 2011.  On that date, the market price of the Company’s common shares was less than the exercise price of the options.

The following table is a summary of the options exercised by the NEOs during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)
Hamish Malkin	75,000	June 2, 2011	$1.32

Termination and Change of Control Benefits

Gregory Crowe

Under the terms of the employment agreement with Mr. Crowe, the Company may terminate Mr. Crowe’s employment immediately at any time prior to the expiry of the term without cause, by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements (the “Severance Payment”).  Mr. Crowe is also entitled to the Severance Payment should the agreement be terminated by Mr. Crowe for Good Reason (defined below) or by Mr. Crowe within 90 days of a Change of Control (defined below) (in each of the three cases, a “Severance Payment Triggering Event”).

“Change of Control” is defined as:

(i)
the acquisition by any “offeror” as defined in Part XX of the Securities Act (Ontario) of beneficial ownership of more than 20% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

(ii)
any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or

(v)	the Incumbent Directors cease to constitute a majority of the Board.

“Good Reason” means any circumstance in which Mr. Crowe is induced by actions of the Company to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include:

(i)	a reduction or diminution in the level of responsibility, title or office of Mr. Crowe;

(ii)	a reduction in the compensation level of Mr. Crowe, taken as a whole;

(iii)	forced relocation to another geographic location; or

(iv)	the failure of the Company or any successor corporation to maintain substantially similar employment terms with Mr. Crowe after a Change of Control as were in existence prior to the Change of Control.

“Incumbent Director” means any member of the Board (other than Mr. Crowe) who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent

Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2011, Mr. Crowe would not have had an immediate benefit.  If a Severance Payment Triggering Event were also to have taken place, Mr. Crowe would have been entitled to an immediate payment of approximately US$693,713.

Mr. Crowe would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Bruce Colwill, Mona Forster, Robert Cann, Susan McLeod

Under the terms of each of the employment agreements with Bruce Colwill, Mona Forster, Robert Cann and Susan McLeod, the Company may terminate the NEO’s employment at any time without cause by providing the NEO with a lump sum payment equal to 18 month’s salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that the NEO would otherwise have received over the ensuing 18 month period (the “Severance Payment”).  Each NEO, other than Ms. McLeod, is also entitled to the Severance Payment should he or she elect to resign with Good Reason (defined below) within one year of a Change of Control (defined below) (the delivery of notice of termination of employment without cause or resignation with Good Reason being, in each case, a “Severance Payment Triggering Event”).  Ms. McLeod will also become entitled to the Severance Payment in the event she terminates her employment for Good Reason or she terminates her employment within 90 days of any Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of any Change of Control is a “Severance Payment Triggering Event”).

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;

(ii)
the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office;

(ii)
a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;

(iii)	forced relocation to another geographic area;

(iv)	any material breach by the Company of a material provision of the employment agreement; or

(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2011, none of the foregoing NEOs would have had an immediate benefit.  If a Severance Payment Triggering Event had taken place:

•
Mr. Colwill would have been entitled to a payment of approximately US$371,932 within 10 days of the Severance Payment Triggering Event and the following unvested options would have vested immediately:  options to purchase 50,000 shares at a price of C$3.47 and options to purchase 75,000 shares at a price of C$2.23.  On December 31, 2011, the market price of the Company’s shares was less than the exercise prices of the options;

•	Ms. Forster would have been entitled to a payment of approximately US$390,824 within 10 days of the Severance Payment Triggering Event;

•	Mr. Cann would have been entitled to a payment of approximately US$390,860 within 10 days of the Severance Payment Triggering Event; and

•
Ms. McLeod would have been entitled to a payment of approximately US$383,984 immediately upon the Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.

Each of the NEOs would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Director Compensation

Directors’ Fees

Annual directors' fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on special committees of the Board (if so requested by the Board) and act as Chairman of the Board, Deputy Chairman of the Board or chair of certain standing committees.

The Compensation Committee periodically reviews fees paid to non-executive directors to ensure that directors are being adequately compensated relative to the amount of time they are devoting to Company business, their expertise and the fees paid to directors of comparable companies.  In determining appropriate levels of non-executive director compensation for 2011, the Compensation Committee reviewed an October 2010 Board of Directors Compensation Review prepared for the Compensation Committee by Mercer.

During the financial year ended December 31, 2011, each of James Harris, Peter Meredith and Mark Bailey were paid a cash retainer of C$17,250 as compensation for acting as a director of the Company, including the role of each director as a member of various committees of the Board.  James Harris was paid an additional cash retainer of C$32,750 as compensation for acting as the Chairman of the Board.  Lord Howard was paid a total of £50,000, which includes the retainer for acting as a director and additional compensation for acting as the Deputy Chairman of the Board.  Peter Meredith received an additional cash retainer of C$12,500 for acting as the chair of the Audit Committee.  The chair of the Technical Committee also received an additional cash retainer of C$5,250.

From January 1, 2011 to December 15, 2011, Mark Bailey received a pro rated portion of this cash retainer; on December 16, 2011, Mr. Edwards replaced Mr. Bailey as chair of the Technical Committee.

In determining appropriate levels of non-executive director compensation for 2012, the Compensation Committee compared the Company’s existing levels of non-executive director compensation with compensation provided to non-executive directors of the Comparator Companies.  The Compensation Committee determined that no adjustments should be made to the cash retainers paid to non-executive directors as described above.

Incentive Stock Options

The granting of incentive stock options provides a link between non-executive director compensation and the Company’s share price.  It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value.  Incentive stock options are an important component of non-executive director compensation for the Company and other members of its peer group, which aren’t large enough to justify the adoption of more costly deferred share plans or restricted share plans, and which don’t have any revenue making it difficult to pay larger cash retainers.

Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to shareholders and the cost to the Company; previous grants made to the director; option grants made to non-executive officers of comparable companies; and the limits imposed by the terms of the Plan and the Exchange.

In recognition of the role that the non-executive directors played in providing strategic input and corporate oversight as well as assisting management to meet key objectives in 2011, in January 2012 the Compensation Committee awarded to each of the non-executive directors options to purchase 100,000 common shares at an exercise price of $1.25 for five years.  The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Plan.

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)		Total (US$)
Mark Bailey	$21,909	Nil	$0	Nil	Nil	$0		$21,909
James Harris	$49,164	Nil	$0	Nil	Nil	$0		$49,164
Michael Howard	$80,010	Nil	$0	Nil	Nil	$0		$80,010
Peter Meredith	$29,253	Nil	$0	Nil	Nil	$0		$29,253
Alan Edwards(3)	$12,936	Nil	$179,047	Nil	Nil	$0		$191,983
Lindsay Bottomer(4)	$0	Nil	$0	Nil	Nil	$191,740	(1)	$191,740

(1)	In addition to being a director of the Company, Gregory Crowe is also an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the Summary Compensation Table above.

(2)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and US public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)
Mr. Edwards was appointed to the Board on March 8, 2011.  On the date of his appointment, he was awarded options to purchase 100,000 common shares at a price of C$2.94 for five years.  50,000 options vested on March 8, 2011, 25,000 options vested on September 8, 2011 and 25,000 options vested on March 8, 2012.

(4)
In addition to being a director of the Company, Lindsay Bottomer is employed as the Company’s Vice President, Business Development.   Mr. Bottomer does not receive compensation from the Company for acting as a director.  Mr. Bottomer’s salary is reported as Other Compensation.  Mr. Bottomer worked 80% of full-time in 2011 and his salary was pro rated accordingly.

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	40,000	$2.30	May 31, 2012	$0	Nil	Nil
	125,000	$2.00	April 3, 2013	$0	Nil	Nil
	115,000	$1.55	September 17, 2013	$0	Nil	Nil
	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
James Harris	50,000	$2.30	May 31, 2012	$0	Nil	Nil
	125,000	$2.00	April 3, 2013	$0	Nil	Nil
	135,000	$1.55	September 17, 2013	$0	Nil	Nil
	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	135,000	$2.86	November 22, 2015	$0	Nil	Nil
Michael Howard	500,000	$2.06	May 16, 2012	$0	Nil	Nil
	125,000	$2.00	April 3, 2013	$0	Nil	Nil
	135,000	$1.55	September 17, 2013	$0	Nil	Nil
	100,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
Peter Meredith	40,000	$2.30	May 31, 2012	$0	Nil	Nil
	125,000	$2.00	April 3, 2013	$0	Nil	Nil
	115,000	$1.55	September 17, 2013	$0	Nil	Nil
	100,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
Alan Edwards	100,000	$2.94	March 8, 2016	$0	Nil	Nil
Lindsay Bottomer(2)	50,000	$2.30	May 31, 2012	$0	Nil	Nil
	125,000	$2.00	April 3, 2013	$0	Nil	Nil
	115,000	$1.55	September 17, 2013	$0	Nil	Nil
	135,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	135,000	$2.86	November 22, 2015	$0	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s option-based awards, please refer to the incentive plan awards section above.

(2)
In addition to being a director of the Company, Lindsay Bottomer is employed as the Company’s Vice President, Business Development.   Mr. Bottomer does not receive compensation from the Company for acting as a director.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	0(4)	Nil	Nil
James Harris	0(4)	Nil	Nil
Michael Howard	0(4)	Nil	Nil
Peter Meredith	0(4)	Nil	Nil
Alan Edwards	0(5)	Nil	Nil
Lindsay Bottomer(3)	0(4)	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the summary compensation table above.

(2)
Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date).

(3)
In addition to being a director of the Company, Lindsay Bottomer is employed as the Company’s Vice President, Business Development.   Mr. Bottomer does not receive compensation from the Company for acting as a director.

(4)	No options vested during the financial year ended December 31, 2011.

(5)
75,000 options with an exercise price of C$2.94 vested during the year.  On the dates that the options vested, the market price of the Company’s common shares was less than the exercise price of the options.

The following table is a summary of the options exercised by directors during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)
James Harris	100,000	June 27, 2011	$1.32
Mark Bailey	100,000	July 6, 2011	$1.32
Lindsay Bottomer(1)	25,000	April 18, 2011	$1.32

(1)
In addition to being a director of the Company, Lindsay Bottomer is employed as the Company’s Vice President, Business Development.   Mr. Bottomer does not receive compensation from the Company for acting as a director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	9,135,500	$2.16	3,566,178
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	9,135,500	$2.16	3,566,178

(1)
The maximum aggregate number of common shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time.  The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan.  The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options.  Accordingly, the Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the Exchange.  The Plan was last approved on May 16, 2011.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A set out the standard for director independence.  Under Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2011, the Board was comprised of seven directors.  Applying the definition set out in section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A, a majority (five of the seven members) of the Board are independent.  The members who are independent are Mark H. Bailey, James L. Harris, Lord Howard, Peter G. Meredith and Alan Edwards.  Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that they are executive officers of the Company.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s most recently completed financial year, there have been two in camera sessions.

James L. Harris, an independent director, serves as non-executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties.  As Chairman, Mr. Harris also serves as an “ex officio” member of each Board committee. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;

(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;

(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;

(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;

(e)	facilitating an open flow of information between management and the Board; and

(f)	presiding at meetings of the Board and the shareholders.

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

The Corporate Governance and Nominating Committee is responsible for encouraging and facilitating continuing education programs for all directors.  The Corporate Governance and Nominating Committee will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve.  Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.  Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Peter G. Meredith (chair), Mark H. Bailey and Lord Howard, all of whom are independent (as defined in NI 52-110, Section 10A-3 of the United States Securities Exchange Act of 1934, as amended and NYSE Amex Company Guide Section 803(B)(2)) and financially literate as such terms are defined in NI 52-110 and NYSE Amex Company Guide Section 803(B)(2).

The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2011 dated March 29, 2012 (the “AIF”), and the Company’s annual report on Form 40-F for its financial year ended December 31, 2011 filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled “Standing Committees of the Board” on page 68 and the section of the Form 40-F entitled “Audit Committee” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

For additional information regarding the Compensation Committee, please see “Compensation Governance” above.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of James L. Harris (chair), Lord Howard and Alan Edwards, all of whom are independent directors.

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The Corporate Governance and Nominating Committee may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.

The Board has adopted a written position description for the chair of the Corporate Governance and Nominating Committee.  The chair is generally responsible for overseeing the Corporate Governance and Nominating Committee in its responsibilities.  The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the Corporate Governance and Nominating Committee, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.  It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The Corporate Governance and Nominating Committee identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The Corporate Governance and Nominating Committee regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.

Technical Committee

The Technical Committee consists of Alan Edwards (chair), Mark H. Bailey, Lindsay Bottomer and Gregory G. Crowe, each of whom is a professional geologist or mining engineer.  Neither Mr. Crowe, the President and CEO of the Company, nor Mr. Bottomer, the Vice President, Business Development of the Company, is an independent director.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties.  The Technical Committee must meet at least two times per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

APPOINTMENT OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors.  Davidson & Company LLP, Chartered Accountants were first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company’s financial statements and MD&A by e-mailing shareholders@entreegold.com or by contacting the Corporate Secretary at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on April 15, 2008
and amended by resolution on December 21, 2009 and April 8, 2011.

I. ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Gold Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings at least four times a year.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as specifically authorized by the directors;

(d)	issue shares of a series, except as specifically authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.

(d)
the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules.  All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties.  The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II. COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III. PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	payment of dividends;

(g)	proxy solicitation material;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	any material change to the business of the Company;

(j)	the appointment of members on any committee of the Board;

(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;

(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget.

(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;

(n)
entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(o)	the appointment or discharge of any senior officer of the Company;

(p)	entering into employment contracts with any senior officers; and

(q)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.